April 20, 2020

Jeremy D. Edgecliffe-Johnson
Chief Executive Officer
Protective Insurance Corp
111 Congressional Boulevard
Carmel, Indiana 46032

       Re: Protective Insurance Corp
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 6, 2020
           File No. 000-05534

Dear Mr. Edgecliffe-Johnson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note C - Loss and Loss Expense Reserves, page 49

1. We note the activity in the reserves for losses and loss expenses on page 49 present a favorable development of $550 thousand for prior years losses and loss expenses;
      however, the four tables that you present on pages 50-53 appear to depict unfavorable development of approximately $1.9 million for the prior years provision of losses and loss expenses. We also note that the objective of the short-duration disclosures as outlined in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates. Please address the following:

           Explain to us, and revise your disclosure on page 49 in future filings to provide a
 Jeremy D. Edgecliffe-Johnson
Protective Insurance Corp
April 20, 2020
Page 2
              more granular discussion, the differences relating the favorable/unfavorable assessment above. It might be useful to provide a reconciliation to support your discussion.
              Explain to us the lines of business not included in the tables and quantify the prior year development for those lines in 2019.
              Explain why you do not include the lines of business identified in the preceding bullet in your tables, and provide your consideration for disclosing such information.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202)551-3452 or Hugh West at
(202)551-3872 with
any questions.



FirstName LastNameJeremy D. Edgecliffe-Johnson                 Sincerely,
Comapany NameProtective Insurance Corp
                                                               Division of
Corporation Finance
April 20, 2020 Page 2                                          Office of
Finance
FirstName LastName